Filed by World Color Press Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: World Color Press Inc.
Commission File No.: 333-165259

June 25, 2010

For immediate release

WORLDCOLOR ANNOUNCES
EFFECTIVE PRICE AND WARRANT VALUATION AMOUNT

Montréal, Canada — World Color Press Inc. (“Worldcolor”) (TSX: WC, WC.U) announced today that the Effective Price in respect of its warrants in connection with the arrangement between Quad/Graphics, Inc. and Worldcolor is U.S.$10.07.  Worldcolor’s Board of Directors determined the Effective Price pursuant to the warrant indenture, dated July 21, 2009 after consultation with, and based on the advice of, BMO Capital Markets.  Worldcolor also announced that the Warrant Valuation Amount, as determined by BMO Capital Markets in accordance with the warrant indenture is U.S.$2.82 per warrant for the series I warrants and U.S.$1.88 per warrant for the series II warrants.  Under the warrant indenture, the amount of cash payments warrantholders will receive per warrant when their warrants are cancelled upon completion of the arrangement will be 50% of the Warrant Valuation Amount.  Accordingly, in connection with the completion of the arrangement, the series I warrantholders will receive a cash payment of U.S.$15,119,456.79 in the aggregate (U.S.$1.41 per warrant) and the series II warrantholders will receive a cash payment of U.S.$10,079,637.86 in the aggregate (U.S.$0.94 per warrant). Since the Effective Price does not exceed, and the “Current Market Price” (as defined in the warrant indenture) of Worldcolor’s common shares is not expected to exceed the barrier prices of either series of Worldcolor’s warrants, neither series of warrants is expected to be exercisable prior to the completion of the arrangement.  The amount of cash payments warrantholders will receive determines, in part, the amount of cash consideration Worldcolor common shareholders will receive upon completion of the arrangement.  Worldcolor expects to announce the total amount of cash consideration Worldcolor common shareholders will receive upon completion of the arrangement on or around the date the arrangement is completed.

The arrangement remains subject to the approval of the Québec Superior Court (Commercial Division). A hearing in respect of the final order approving the arrangement is scheduled to take place on June 28, 2010. If the final order is granted and the other conditions to the completion of the transaction are satisfied or waived, it is expected that the arrangement will be completed on July 2, 2010.

Cautionary Note Regarding Forward-Looking Statements

To the extent any statements made in this press release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are forward-looking information within the meaning of the “safe harbor” provisions of applicable Canadian securities legislation (collectively “forward-looking statements”). These forward-looking statements relate to, among other things, prospects of Worldcolor, as well as its objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, and can generally be identified by the use of words such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms, variations on them and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Worldcolor has based these forward-looking statements on its current expectations about future events. Forward-looking statements do not take into account the effect of transactions or other items announced or occurring after the statements are made.

Although Worldcolor believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that these expectations will prove to be correct, and forward-looking statements inherently involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such forward-looking statements.

Important factors and assumptions as well as Worldcolor’s ability to anticipate and manage the risks associated therewith that could cause actual results to differ materially from these expectations are detailed from time to time in Worldcolor’s filings with the securities regulatory authorities in Canada (the “Canadian Securities Administrators”) and the U.S. Securities and Exchange Commission (“SEC”) which are available at www.sedar.com, www.sec.gov and www.worldcolor.com. Worldcolor cautions that any such list of important factors that could affect future results is not exhaustive. Investors and others should carefully consider the factors detailed from time to time in Worldcolor’s filings with the Canadian Securities Administrators and the SEC and other uncertainties and potential events when relying on its forward-looking statements to make decisions with respect to Worldcolor.

Unless mentioned otherwise, the forward-looking statements in this press release reflect Worldcolor’s expectations as of June 25, 2010, being the date at which they have been approved, and are subject to change after this date. Worldcolor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Additional Information and Where to Find It

This press release relates to a proposed business combination transaction between Worldcolor and Quad/Graphics. On March 5, 2010, Quad/Graphics filed with the SEC a registration statement on Form S-4, which included a preliminary proxy circular/prospectus. A final amendment to the registration statement on Form S-4, including a final proxy circular/prospectus was filed on May 26, 2010, and the registration statement on Form S-4 became effective on May 27, 2010. This press release is not a substitute for the proxy circular/prospectus that Quad/Graphics has filed with the SEC or any other documents that Worldcolor or Quad/Graphics may file with the Canadian Securities Administrators or the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY CIRCULAR/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE CANADIAN SECURITIES ADMINISTRATORS OR THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge on SEDAR (www.sedar.com), at the SEC’s website (www.sec.gov) or by directing a request to Worldcolor, at 999 de Maisonneuve Blvd. West, Suite 1100, Montréal, Quebec, H3A 3L4 or by calling (800) 567-7070, in the case of filings by Worldcolor, or to Quad/Graphics, at N63 W23075 Highway 74, Sussex, Wisconsin, 53089-2827, Attention Andrew R. Schiesl, Vice President and General Counsel, or by calling (414) 566-2017, in the case of filings by Quad/Graphics.

About Worldcolor

Worldcolor is an industry leader in providing high-value and comprehensive print, digital and related services to retailers, catalogers, publishers, branded-goods companies and other businesses worldwide. Founded in 1903, Worldcolor’s products include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics and mail list technologies. During its century-long existence, Worldcolor has had a rich tradition of leadership and excellence. Its employees are focused on helping customers meet their needs from facilities located in the United States, Canada, Argentina, Brazil, Chile, Colombia, Mexico and Peru. More information about Worldcolor can be found on its website at www.worldcolor.com.

Contact

Tony Ross

Vice President, Communications

Worldcolor

514-877-5317

800-567-7070